UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month July 2012

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐            No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .            .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Relevant Event, dated July 9, 2012.	2

RELEVANT EVENT

Grifols informs that Moody’s Investors Services has upgraded to Ba3 Grifols Corporate Family Rating, to Ba2 its Senior Secured Debt and to B2 the Senior Unsecured Ratings to bank and bond instruments respectively. The outlook on the ratings is in all cases positive.

According to Moody’s, the rating upgrade reflects the significant progress made by the Company in achieving planned synergies from the acquisition of Talecris Biotherapeutics Holding Corp. Prepayments of around USD 240 million in February 2012 as part of the refinancing of its senior debt, which further reduced financing costs and strong double digit organic growth in both sales and EBITDA as reported in first quarter 2012 have allowed to reduce gross leverage and improved cash interest cover. The conservative financial policy of the company, as evidenced by the decision not to payout a dividend in 2012 is also supporting the upgrade.

The positive outlook incorporates Moody’s assumption that Grifols will continue to improve its leverage, driven by both further improving EBITDA and continued reduction in gross indebtedness. It also incorporates the assumption of the existence of considerable synergies potential to be realized.

In Barcelona, on this 9th July 2012

Nuria Martin Barnes

Vicesecretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: July 9, 2012